UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42581

COSTAMARE BULKERS HOLDINGS LIMITED
(Translation of registrant’s name into English)

7 rue du Gabian, MC 98000 Monaco
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the U.S. Securities and Exchange Commission on May 30, 2025 (File No. 333-287685), to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Appointment of a Director

Effective October 2, 2025, the board of directors (the “Board”) of Costamare Bulkers Holdings Limited (the “Company”) approved the appointment of Mr. Dimitrios Sofianopoulos as a Class I director of the Company.

Mr. Sofianopoulos has over 35 years of experience in the shipping sector and has been working with the Costamare group of companies for the last 18 years. He has studied law in Greece and the UK and has qualified as a Greek and UK lawyer. Prior to joining Costamare, he has worked as an equity partner of a major international law firm in NY, London, Monaco and Athens Greece.

In his long career Dimitri has worked with most Greek and international commercial banks, private equity houses, mezzanine lenders, builders and major Greek and foreign shipowners and has been involved in numerous transactions involving M&A, IPOs, JVs, NPL portfolios, commercial lending, leasing, single or fleet acquisitions, newbuildings, bareboat charters, COAs and other shipping related matters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2025

COSTAMARE BULKERS HOLDINGS LIMITED

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Executive Officer